UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-24149

CIB MARINE BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

1930 W. Bluemound Road, Suite D, Waukesha, Wisconsin  53186

(262) 695-6010

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive

offices)

Common Stock, Par Value $1.00 Per Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a

duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: * Please see Explanatory Note below.

Rule 12g-4(a)(1)

☐

Rule 12g-4(a)(2)

☐

Rule 12h-3(b)(1)

☐

Rule 12h-3(b)(2)

☐

Rule 15d-6

☐

EXPLANATORY NOTE:  The Registrant is a bank holding company and the class of securities to which this certification applies is held of record by fewer than 1,200 persons.  The Registrant is relying on Sections 12(g)(4) of the Securities Exchange Act of 1934, as amended by the Jumpstart Our Business Startups Act, pursuant to instructions issued by the Securities and Exchange Commission.

Approximate number of holders of record as of the certification or notice date:  1,150

Pursuant to the requirements of the Securities Exchange Act of 1934, CIB Marine Bancshares, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  May 24, 2012

By:  /s/ Patrick J. Straka

Patrick J. Straka

Chief Financial Officer

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